EXHIBIT 99.1

First Post Approval Cases With Aorfix(TM) Performed in Japan

Lombard Medical Launches Device in Second Largest Standalone Endovascular Aneurysm Repair Market Through Exclusive Distribution Partner Medico's Hirata

IRVINE, Calif. and LONDON, Sept. 2, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced that the first two post approval procedures using Lombard Medical's flagship Aorfix™ endovascular stent graft were performed in Japan. Aorfix received approval from the Japanese Ministry of Health, Labour and Welfare in August, and is the first and only endovascular stent graft with worldwide regulatory approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

Japan is the world's second largest standalone EVAR market; it is estimated at $140 million or 10 percent of the global market in 2013 and has been growing at an average rate of 18 percent over the last five years. There are approximately 400 physicians at 200 clinics performing EVAR in Japan, and it is estimated that around 55 percent of Japanese AAA patients are treated using this method.1

The first two cases in Japan were performed at Tokyo Jikei Medical University by Prof. Takao Ohki, and at Morinomiya Hospital (Osaka) by Prof. Masaaki Kato. Takao Ohki, M.D., Ph.D., Professor and Chief, Department of Vascular Surgery at Tokyo Jikei Medical University, stated, "I am pleased that Aorfix can address unmet needs which could not be achievable with other devices, and this device will surely be of great benefit to patients." Masaaki Kato, M.D., Ph.D., Chief, Department of Cardiovascular Surgery at Morinomiya Hospital, added, "Aorfix is a novel, easy-to-use device that performs well in anatomies where standard devices could struggle. I believe Aorfix could become a leading AAA device option in Japan."

Lombard Medical CEO Simon Hubbert commented, "Leading physicians and our distribution partner have been working diligently toward the opportunity to begin using Aorfix in Japan. That enthusiasm has translated into strong initial interest and the first clinical procedures within a month of approval. We are pleased with this initial positive response and look forward to the continued adoption of Aorfix in this important and growing market."

Lombard Medical's distribution partner, Medico's Hirata Inc., debuted the Aorfix graft last week at the Japan Endovascular Symposium (JES) in Tokyo, where Dr. Nilo Mosquera (Ourense, Spain) presented the combined European experience of Aorfix in complex anatomy to a highly engaged crowd of attendees. Dr. Mosquera stated that "Aorfix is my go-to graft for infrarenal aneurysms because of its unique ability to navigate and conform to tortuous iliacs," and reported that he successfully performs the majority of his cases percutaneously.

Lombard Medical will continue to support the launch of Aorfix to the Japanese market this week with a featured workshop, and podium presentation at the 15th Asian Society for Vascular Surgery congress Sept. 5-7 in Hong Kong.  Further cases are scheduled in Japan over the next several weeks.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year over 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Medico's Hirata

Founded in 1918 and headquartered in Osaka, Medico's Hirata Inc. is a leading supplier and developer of medical device products for the Japanese healthcare industry. With more than 100 devices approved, the Company has built up extensive industry experience and a thorough understanding of the regulatory landscape in Japan. In 2006 the Company received regulatory approval to launch aortic stent grafts for the treatment of abdominal aortic aneurysms, complementing its broad portfolio of minimally invasive, innovative devices in the field of vascular intervention.

Further background on the Company can be found at http://www.medicos-hirata.co.jp/english/.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

1 Medtech Ventures: Aortic Intervention Market (2014)

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         Simon Hubbert, Chief Executive Officer
         Ian Ardill, Chief Financial Officer
         Tel: +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000